U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                                      0-28579
                                                 ----------------
                                                  SEC FILE NUMBER

                   NOTIFICATION OF LATE FILING

[   ]  Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[ X ]  Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: March 31, 2005

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________

Part I - Registrant Information

     Full Name of Registrant:  Novo Networks, Inc.
     Former Name if Applicable: Adina, Inc., eVentures Group Inc. Address of Principal Executive Office: 6440 North Central Expressway
                                            Suite 620
                                            Dallas, Texas 75201

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        X     (a)    The reasons described in reasonable detail in
     --------
Part III of this form could not be eliminated without unreasonable effort or expense;

        X     (b) The subject annual report, semi-annual report,
     --------
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)   The accountant's statement or other exhibit
     --------
required by Rule 12b-25 is attached.



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Part III - Narrative

We were unable to file the quarterly report on Form 10-Q for the quarter ended March 31, 2005, within the prescribed time period because all information required to be included in the Form 10-Q is not currently available and the Form 10-Q is still being reviewed. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          Patrick G. Mackey, Senior Vice President and Chief
Financial Officer, (214) 777-4100.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [   ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     See Attachment IV




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     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  May 16, 2005

                              Novo Networks, Inc.


                              By:  /s/ PATRICK G. MACKEY
                                 -----------------------------------
                                   Patrick G. Mackey, Senior Vice
                                    President and Chief Financial Officer







                               -3-



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                          Attachment IV

On February 18, 2005, Novo Networks, Inc. ("Novo" and "we") entered into an asset purchase agreement with Berliner Communications, Inc. ("Berliner Communications") and BCI Communications, Inc. ("BCI"), a Delaware corporation and our wholly owned subsidiary, whereby BCI acquired (the "Acquisition") the operations and substantially all of the assets (the "Berliner Assets") and liabilities of Berliner Communications.

Since Novo was a shell company prior to the Acquisition, purchase accounting has not been applied and the transaction is being accounted for as a recapitalization of Berliner Communications. The consolidated financial statements for the three months ended March 31, 2005, include the accounts of Berliner Communications through February 18, 2005, and the accounts of BCI, our wholly owned subsidiary, and Novo since February 18, 2005.

We had a net loss of approximately $950,000 on revenues of $3.8 million for the three months ended March 31, 2005, versus a net loss of approximately $320,000 on revenues of $3.6 million for the three months ended March 31, 2004. The current quarter net loss includes costs of Novo for the period February 18, 2005 to March 31, 2005, of approximately $253,000. During the quarter ended March 31, 2005, revenues from site real estate acquisition and zoning services accounted for approximately 16% versus 23% in the three months ended March 31, 2004. Margins from real estate acquisition and zoning services historically have had larger margins than other lines of business.